September 11, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Joanna Lam

Re:	Tahoe Resources Inc. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-35531

Dear Ms. Lam,

In furtherance of our discussion regarding the Staff’s letter to the Company dated August 28, 2013 in respect of the above-captioned filing (the “Comment Letter”), this letter confirms that the Company intends to use its best efforts to file a response to the Comment Letter no later than September 20, 2013.

Thank you for your consideration in granting this extension of time to respond.

Sincerely,

/s/Edie Hofmeister
VP, General Counsel & Corporate Secretary

Phone: 775.825.8574 | Fax: 775.825.8938
5190 Neil Road, Suite 460 | Reno Nevada 89502 USA